UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

OPGEN, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68373L109

(CUSIP Number)

jVen Capital, LLC
P.O. Box 60207
Potomac, MD 20859
Attention:  Evan Jones
Telephone: 301-299-2088
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68373L109

1	NAME OF REPORTING PERSONS:
jVen Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,333,225 shares (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,333,225 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,333,225 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.31%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Includes exercisable warrants to purchase 527,621 shares of common stock.

CUSIP No. 68373L109

1	NAME OF REPORTING PERSONS
Evan Jones

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
WC

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,649,275 shares (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,649,275 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,649,275 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.87%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes exercisable stock options to acquire 164,053 shares of common stock of the issuer held by Mr. Jones.  Also includes exercisable warrants to purchase 527,621 shares of common stock held by jVen Capital and 131,156 shares of common stock and warrants to purchase 20,841 shares of common stock held by Mr. Jones’ spouse.

CUSIP No. 68373L109

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of OpGen, Inc., a Delaware corporation (the “Company”).  The Company’s principal executive offices are located at 708 Quince Orchard Road, Suite 205, Gaithersburg, MD 20878.

This Amendment amends the Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2015, by furnishing the information set forth below.

Item 2. Identity and Background

(a) - (c) This Amendment is filed by jVen Capital, LLC. (“jVen Capital”) and Evan Jones. Mr. Jones is sometimes referred to in this Schedule 13D as a “Reporting Person.” The principal business address of each Reporting Person is P.O. Box 60207 Potomac, MD 20859. The principal business of jVen Capital is venture capital investments. Mr. Jones is Chief Executive Officer of OpGen, Inc.  Mr. Jones is also managing member of jVen Capital and, as such, may be deemed to have voting power and dispositive power over the Common Stock owned by jVen Capital. None of the Reporting Persons is considered to be part of a group, and this Schedule 13D has been filed by the Reporting Persons as a joint filing pursuant to Rule 13d–1(k)(1) promulgated by the SEC under the Securities Exchange Act of 1934, as amended.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) jVen Capital is a Delaware corporation. Mr. Jones is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is supplemented as follows:

On May 19, 2016, pursuant to an Amended and Restated Securities Purchase Agreement, dated May 18, 2016, between the Company and certain accredited investors named therein (the “Purchase Agreement”), jVen Capital purchased units (“Units”), at a price of $1.14375 each Unit, consisting of one share of Common Stock and one warrant to purchase 0.75 of share of Common Stock, exercisable at an exercise price of $1.3125 per share of Common Stock for an aggregate purchase of 874,317 Units consisting of 874,317 shares of Common Stock and warrants to acquire an additional 655,738 shares of Common Stock.  The warrants will become exercisable 90 days after the date of issuance and may be exercised for five years. The source of the purchase price for the Units was working capital of jVen Capital. No borrowed funds were used in the purchase of the Units.

Item 4. Purpose of Transaction

The description set forth in Item 3 of this Schedule 13D is incorporated herein by reference.  The Reporting Persons acquired such securities in the Company for investment purposes.

Item 5. Interest in Securities of the Issuer

(a)-(b)  The aggregate percentage of Common Stock reported owned by each person named herein is based upon 16,591,491 shares outstanding, which is the total number of Common Stock outstanding as of May 19, 2016.

As of May 19, 2016, jVen Capital beneficially owns 4,333,225 shares of Common Stock, constituting approximately 25.31% of Common Stock outstanding and warrants to purchase an aggregate 527,621 shares of Common Stock, which are currently exercisable, and Mr. Jones beneficially owns 4,649,275 shares of Common Stock, constituting approximately 26.87% of Common Stock outstanding and warrants to purchase an aggregate 569,303 shares of Common Stock held by jVen Capital and by his spouse, which are currently exercisable and exercisable stock options to acquire 164,053 shares of Common Stock. Mr. Jones has or shares voting and dispositive power over the Common Stock owned by jVen Capital and by his spouse.

(c)  The information contained in Items 3 and 4 above are hereby incorporated herein by reference in its entirety.

(d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with entry into the Purchase Agreement, jVen Capital and Mr. Jones each entered into a lock-up agreement (each a “Lock-Up Agreement”) pursuant to which each agreed, subject to certain exceptions, not to offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, encumber, assign, borrow or otherwise dispose of or transfer any units, shares of Common Stock, warrants to purchase Common Stock or any other security of the Company or any other entity that is convertible into, or exercisable or exchangeable for, units, Common Stock or any other equity security of the Company for 90 days after the date of the Purchase Agreement. The description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Form of Lock-Up Agreement, which is filed as Exhibit 4 to this Amendment and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

1.	Joint Filing Agreement (filed as Exhibit 1 to Schedule 13D filed on May 14, 2015 and incorporated by reference herein).
3.	Amended and Restated Securities Purchase Agreement amongst OpGen and Purchasers (filed by OpGen Inc. as Exhibit 10.1 to the Form 8-K filed on May 20, 2016 (file number 001-37367) and incorporated reference herein).
4.	Form of Lock-Up Agreement

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 26, 2016

JVEN CAPITAL, LLC

By: /s/ Evan Jones
Name:  Evan Jones
Title:  Managing Member

/s/ Evan Jones
Evan Jones